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                   U.S. SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                  FORM 12b-25

                                                  Commission File Number 0-29788


                          NOTIFICATION OF LATE FILING

(Check One): [x] Form 10-K     [ ] Form 11-K     [ ] Form 20-F     [ ] Form 10-Q
                                [ ] Form N-SAR


                      For Period Ended: December 31, 1999

                [ ] Transition Report on Form 10-K
                [ ] Transition Report on Form 20-F
                [ ] Transition Report on Form 11-K
                [ ] Transition Report on Form 10-Q
                [ ] Transition Report on Form N-SAR

            For the Transition Period Ended:
                                            ------------------------

        Nothing in the form shall be construed to imply that the Commissions has verified any information contained herein.

        If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
                                                         --------------------

                                    PART I
                            REGISTRANT INFORMATION

Full Name of Registrant:      Scottish Annuity & Life Holdings, Ltd.

Address of Principal Executive Office (Street and Number):
                        P.O. Box 10657 APO
                        Grand Pavilion Commercial Centre
                        802 West Bay Road


City, State and Zip Code: George Town, Grand Cayman, Cayman Islands, British West Indies



                                    PART II
                            RULES 12b-25(b) and (c)

        If the subject report could not be filed without reasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

        [x]


     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
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     (b)  The subject annual report on Form 10-K, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date;


     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached as Exhibit I.


                                   PART III
                                   NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, or portion thereof, could not be filed within the prescribed time period.

        Our Form 10-K could not be filed within the prescribed time because we have been advised by our auditors, Ernst & Young, that our presentation of Net Income, as supplemented by Operating Earnings, is not favored by the Securities and Exchange Commission. We intend to make this change prior to filing our Form 10-K, which we will file by April 14, 2000. It should be noted that this change is a change in presentation only and does not affect our cash flows, earnings, revenues, results of operations or financial condition.


                                    PART IV
                               OTHER INFORMATION

        (1) Name and telephone number of person to contact in regard to this notification.

               Bruce Crozier            (345) 949-2800
                  (Name)         (Area Code) (Telephone Number)

        (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                                 [x] Yes [ ] No


        (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                [x] Yes  [ ] No

        An explanation of the anticipated change has been attached as an Addendum to Part IV - Other Information.

                    Scottish Annuity & Life Holdings, Ltd.
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.



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                                        SCOTTISH ANNUITY & LIFE HOLDINGS, LTD.

Date: March 31, 2000                    By /s/ Bruce Crozier
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                                           Bruce Crozier
                                           Senior Vice President and
                                           Chief Financial Officer










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                     ADDENDUM TO PART IV-OTHER INFORMATION



        It is anticipated that an increase in income from 1998 to 1999 will be reflected in our Form 10-K for the year ended December 31, 1999. 1998 basic and diluted net income per share with $0.12. It is anticipated that 1999 basic and diluted net income per share will be $0.50. 1998 was our year of incorporation and our 1998 earnings include costs associated with the startup period leading up to our initial public offering ("IPO"), one month of investment income, and no reinsurance activities. 1999 earnings, while still reflective of the startup of our reinsurance operations, does include a full year of operations.